Mail Stop 3561

May 29, 2008

Mark A. Alexander
Chief Executive Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

> **Re:** **Suburban Propane Partners, L.P.**
> **Form 10-K for the period ended September 29, 2007**
> **File No. 1-14222**

Dear Mr. Alexander:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director